November 2, 2005



Mr. Judson F. Hoover
Chief Financial Officer
Ness Energy International, Inc.
4201 East Interstate 20
Willow Park, Texas  76087


	Re:	Ness Energy International, Inc.
		Forms 10-KSB, 10-KSB/A1, 10-KSB/A2 and 10-KSB/A3
      for Fiscal Year Ended December 31, 2004
Filed March 31, 2005, April 8, 2005, April 18, 2005 and May 12,
2005
		Forms 10-QSB for Fiscal Quarters Ended
      March 31, 2005 and June 30, 2005
      Filed May 16, 2005 and August 19, 2005
      Response Letter Dated September 14, 2005
		File No. 0- 10301


Dear Mr. Hoover:

      We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.


Form 10-KSB for the Fiscal Year Ended December 31, 2004

Critical Accounting Policies, page 18

1. We have reviewed your response to prior comment number three and are unable to locate your revised disclosure. As previously requested, please expand your disclosure to address SAB 106 with respect to your accounting for asset retirement obligations related to assets that are accounted for under the full cost method.

Financial Statements

Consolidated Statements of Operations, page F-3

2. We have reviewed your response to prior comment number five. We note the revisions you made to your presentation of other comprehensive income. Please further revise your presentation by renaming the line item "Income before extraordinary item" to a more appropriate title such as "Net loss" or "Net loss before other comprehensive loss".

Consolidated Statements of Cash Flows, page F-5

3. Please explain why you have classified asset retirement obligations as a component of your operating cash flows.

Note 2. Summary of Significant Accounting Policies, page F-6

Securities Issued for Property and Services

4. We have reviewed your response to prior comment number 7. Please compare and contrast your disclosure on page F-10 to that in your critical accounting policy on page 6. Additionally please support your conclusion that it is appropriate to take into account various factors including, the number of shares, market, and other stock restrictions when determining fair value.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Regina Balderas, Staff Accountant, at (202)
551-
3722 or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related
matters.  You may contact James Murphy, Petroleum Engineer, at
(202)
551-3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director

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Mr. Judson F. Hoover
Ness Energy International, Inc
November 2, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010